SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ANGIE’S LIST, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

034754101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TRI Ventures, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 11,657,775
	6.	Shared Voting Power ___
	7.	Sole Dispositive Power 11,657,775
	8.	Shared Dispositive Power ___
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,657,775
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.7%
12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TRI Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 11,657,775
	6.	Shared Voting Power ___
	7.	Sole Dispositive Power 11,657,775
	8.	Shared Dispositive Power ___
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,657,775
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.7%
12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Chuang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power ___
	6.	Shared Voting Power 11,657,775(1)
	7.	Sole Dispositive Power ___
	8.	Shared Dispositive Power 11,657,775(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,657,775
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.7%
12.	Type of Reporting Person (See Instructions) IN

(1)	The reporting person disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven M. Kapner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 96,195
	6.	Shared Voting Power 11,657,775(1)
	7.	Sole Dispositive Power 96,195
	8.	Shared Dispositive Power 11,657,775(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,753,970(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.9%
12.	Type of Reporting Person (See Instructions) IN

(1)	The reporting person disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein
(2)	The reporting person disclaims beneficial ownership of 11,657,775 of these shares, except to the extent of his pecuniary interest therein

Item 1(a)	Name of Issuer:

Angie’s List, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1030 E. Washington Street

Indianapolis, IN 46202

Item 2(a)	Name of Person Filing:

The reporting persons are:

TRI Ventures, Inc. (“TRI Ventures”).

TRI Investments LLC (“TRI Investments”).

John H. Chuang, a director and Chief Executive Officer of TRI Ventures.

Steven M. Kapner, a director and officer of TRI Ventures.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

c/o TRI Ventures, Inc.

501 Boylston Street

Boston, MA 02116

Item 2(c)	Citizenship:

TRI Ventures	Massachusetts corporation

TRI Investments	Delaware limited liability company

Mr. Chuang	U.S. citizen

Mr. Kapner	U.S. citizen

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Angie’s List, Inc.

Item 2(e)	CUSIP Number:

034754101

Item 3	Description of Person Filing:

Not applicable.

Item 4	Ownership:

(a) Amount Beneficially Owned:

As of December 31, 2016: TRI Investments was the record holder of 11,657,775 shares of Common Stock (the “Record Shares”).

TRI Ventures, as the managing member of TRI Investments, may be deemed to own beneficially the Record Shares.

Mr. Chuang as director and Chief Executive Officer of TRI Ventures, may be deemed to beneficially own the Record Shares.(2)

Mr. Kapner as director and an officer of TRI Ventures, may be deemed to beneficially own the Record Shares.(2) In addition, Mr. Kapner beneficially owns 96,195 shares of Common Stock in his individual capacity.

(b) Percent of Class:

(c) TRI Ventures: 19.7%

  TRI Investments: 19.7%

  Mr. Chuang(2): 19.7%

  Mr. Kapner(2): 19.9%

The ownership percentages above are based on an aggregate of 59,153,665 shares of Common Stock outstanding as of October 31, 2016 as reported by the issuer to the reporting persons.

(d) Number of Shares as to which the Person has:

	NUMBER OF SHARES OF CLASS B COMMON STOCK
Reporting Person	(i)	(ii)		(iii)	(iv)
TRI Ventures	11,657,775	0		11,657,775	0
TRI Investments	11,657,775	0		11,657,775	0
John H. Chuang	0	11,657,775	(1)	0	11,657,775	(1)
Steven M. Kapner	96,195	11,657,775	(1)	96,195	11,657,775	(1)

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

(1)	The reporting person disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein
(2)	The reporting person disclaims beneficial ownership of 11,657,775 of these shares except to the extent of his pecuniary interest therein

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d- 1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2017.

TRI VENTURES, INC.

By:	/s/ John H. Chuang
John H. Chuang

TRI INVESTMENTS LLC

By: TRI Ventures, Inc., Manager

By:	/s/ John H. Chuang
John H. Chuang

/s/ John H. Chuang
John H. Chuang

/s/ Steven M. Kapner
Steven M. Kapner

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Angie’s List, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 14 day of February, 2017.

TRI VENTURES, INC.

By:	/s/ John H. Chuang
John H. Chuang

TRI INVESTMENTS LLC

By:	TRI Ventures, Inc., Manager

By:	/s/ John H. Chuang
John H. Chuang

/s/ John H. Chuang
John H. Chuang

/s/ Steven M. Kapner
Steven M. Kapner